Exhibit 99.5

Management’s Discussion & Analysis
For the Three Months Ended March 31, 2021 and 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Imperial Metals Corporation (“Imperial”, the “Company”, “we”, “us” or “our”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 including the notes thereto (“the Interim Financial Statements”), as well as the audited Consolidated Financial Statements and Management’s Discussion & Analysis for the year ended December 31, 2020. The reporting currency of the Company is the Canadian (“CDN”) Dollar.

The Company has made additional adjustments related to the restatement and correction of values during the provisional period associated with the sale of a 70% interest in the Red Chris mine for the 2020 period. Refer to Note 4 in the Interim Financial Statements for further information.

This MD&A contains statements that may be considered forward-looking information, and therefore investors are directed to review the “Forward-Looking Statements & Risks Notice” within this MD&A.

The Interim Financial Statements and comparative information have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34, Interim Financial Reporting.

Imperial is a Vancouver based mining company active in the acquisition, exploration, development, mining and production of base and precious metals. The Company owns the Mount Polley and Huckleberry copper mines and holds a 30% interest in the Red Chris copper/gold mine and has a 45.3% interest in the Ruddock Creek lead/zinc property. Imperial also maintains a large portfolio of greenfield exploration properties. Management continues to evaluate various opportunities to advance many of these properties.

Imperial’s principal business registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 Canada. The Company was incorporated under the British Columbia Company Act, which was superseded by the British Columbia Business Corporations Act, on December 6, 2001 under the name IMI Imperial Metals Inc. Imperial changed its name to Imperial Metals Corporation on April 10, 2002. The Company is listed on The Toronto Stock Exchange, and its shares trade as symbol III.

At May 7, 2021, the Company had 128,532,674 common shares outstanding, and on a diluted basis 130,811,174 common shares outstanding.

Additional Company disclosure can be obtained from imperialmetals.com or sedar.com.

SIGNIFICANT EVENTS AND LIQUIDITY

The Company’s Interim Financial Statements have been prepared on a going concern basis which assumes the Company will continue operating in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course as they come due.

On March 11, 2020, the World Health Organization declared the rapidly spreading coronavirus 2019-nCoV (“COVID-19”) outbreak as a global pandemic. The Company has been closely monitoring developments of the COVID-19 outbreak and has implemented preventive measures to ensure the safety of our workforce and local communities. Throughout the COVID-19 pandemic, mining operations at Red Chris, the Company’s various exploration activities, and the care and maintenance of Mount Polley and Huckleberry have been conducted under strict guidance and directives of federal, provincial and regional health authorities. To date, there have been no significant disruptions to production, to the shipment of concentrate or to the supply chain. Changes have been implemented to our business and how we operate in order to minimize the risks to our employees, communities and other stakeholders.

The Company has actively responded to the COVID-19 pandemic at operations controlled by the Company through a variety of means such as:

•	restricting travel;
•	shifting employees to remote work arrangements wherever possible, including at the corporate office;
•	implementing and promoting preventative measures in place at all operations, including social distancing and frequent handwashing;
•	adhering to the most up to date guidance from governments and public health authorities in each jurisdiction in which we operate;
•	implementing enhanced cleaning and disinfecting protocols;
•	eliminating group meetings; and

•	restricting employees with any potential symptoms of COVID-19 from attending Company facilities.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 2

The Company holds a 30% interest in the Red Chris mine through our wholly owned subsidiary. Newcrest Mining Limited (“Newcrest”) holds a 70% interest through its wholly owned subsidiary and is the project operator. The Company understands Newcrest is continuing to monitor developments and escalating global concern around the COVID-19 pandemic, and has implemented the following precautionary measures at Red Chris by:

•	conducting rapid antigen and PCR screening and health checks for all employees, contractors, and visitors travelling to/from site;
•	minimizing visitor numbers with no ‘ad-hoc’ entry;
•	providing the opportunity for all employees, contractors and visitors to be vaccinated with AstraZeneca vaccine through the Northern Health work camp vaccination programme;
•	providing paid pandemic leave;
•	maintaining hygienic practices: mask wearing, social distancing and hand washing to minimize spread of infection;
•	employing additional trained medical personnel on-site and providing enhanced medical service to local Tahltan communities;
•	securing helicopter and fixed wing emergency evacuation services for site personnel and local Tahltan communities;
•	providing regular written and verbal communication updates to employees on all sites, particularly on personal hygiene practices and what to do if they present symptoms;
•	providing medical supplies and provisions to local Tahltan communities;
•	working with Tahltan Central Government Emergency Management Committee (EMC) to facilitate vaccinations for the three neighbouring Tahltan communities;
•	supporting the weekly EMC meeting which brings together representatives from the three neighbouring Tahltan communities and other Northern British Columbian mining and exploration companies to share CoVID-19 management experiences;
•	preparing business continuity plans and contingencies in the event of a significant number of operational employees and contractors being exposed or contracting the virus to minimise disruptions to operations; and
•	establishing and maintaining an emergency management team of key management at site level.

The Company also understands that the Tahltan Central Government, Iskut First Nation and Tahltan Bands are supportive of Newcrest’s implementation of this package of measures which proactively protect and support communities and enable Tahltan members to support their families and communities, while helping Red Chris to continue to operate during the COVID-19 pandemic.

As Newcrest is the operator of the Red Chris mine, the preventative measures implemented with respect to the project lie outside the direct control of the Company. Any violations to acts and regulations may have an adverse impact on the Company.

Despite the uncertainties and changes relating to the COVID-19 pandemic, and current market conditions, we remain confident in the long-term outlook for our major commodities. However, the extent to which the COVID-19 pandemic impacts the Company’s business, including exploration, development and production activities and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak.

The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on our business activities. Even after the COVID-19 pandemic has subsided, we may continue to experience material adverse impacts to our business as a result of its global economic impact, including any related recession.

On March 10, 2021, the Company entered into a $10.0 million promissory note financing (“Note”) with an affiliate of its major shareholder. The Note matures on April 1, 2022 and bears interest of 8.0% per annum.

On March 15, 2021, the Company acquired a 30% interest in the GJ Property for a payment of $3.0 million to Newcrest Red Chris Mining Limited.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 3

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2020.

New Standards, Interpretations and Amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2020. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 4

QUARTER HIGHLIGHTS

FINANCIAL

Total revenue increased to $33.1 million in the March 2021 quarter compared to $28.0 million in the 2020 comparative quarter, an increase of $5.1 million.

In the March 2021 quarter, the Red Chris mine (100% basis) had 3.7 concentrate shipments (2020-4.3 concentrate shipments). Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The London Metals Exchange cash settlement copper price per pound averaged US$3.85 in the March 2021 quarter compared to US$2.56 in the 2020 comparative quarter. LBMA cash settlement gold price per troy ounce averaged US$1,798 in the March 2021 quarter compared to US$1,583 in the 2020 comparative quarter. The average US/CDN Dollar exchange rate was 1.267 in the March 2021 quarter, 5.9% lower than the exchange rate of 1.345 in the March 2021 quarter. In CDN Dollar terms the average copper price in the March 2021 quarter was CDN$4.88 per pound compared to CDN$3.44 per pound in the 2020 comparative quarter, and the average gold price in the March 2021 quarter was CDN$2,277 per ounce compared to CDN$2,128 per ounce in the 2020 comparative quarter.

Revenue in the March 2021 quarter increased by $2.4 million due to a positive revenue revaluation as compared to a $4.6 million negative revenue revaluation in the 2020 comparative quarter. Revenue revaluations are the result of the metal price on the settlement date and/or the current period balance sheet date being higher or lower than when the revenue was initially recorded or the metal price at the last balance sheet date and finalization of contained metal as a result of final assays.

Net loss for the March 2021 quarter was $2.5 million ($0.02 per share) compared to net loss of $6.9 million ($0.05 per share) in the 2020 comparative quarter. The decrease in net loss of $4.4 million was primarily due to the following factors:

•	Loss from mine operations went from $1.1 million in March 2020 to $1.9 million in March 2021, an increase in net loss of $0.8 million.

•	Interest expense went from $0.4 million in March 2020 to $0.3 million in March 2021, a decrease in net loss of $0.1 million.

•	Foreign exchange gains/losses went from a gain of $2.0 million in March 2020 to a loss of $0.1 million in March 2021, an increase in net loss of $2.1 million.

•	Taxes went from an expense of $0.6 million in March 2020 to a recovery of $6.8 million in March 2021, a decrease in net loss of $7.4 million.

Cash flow was $2.7 million in the March 2021 quarter compared to $2.5 million in the 2020 comparative quarter. Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under IFRS. The Company believes Cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $16.8 million in the March 2021 quarter, an increase from $11.6 million in the 2020 comparative quarter. The March 2021 expenditures included $6.1 million in exploration, $2.5 million for tailings dam construction and $8.2 million on stripping costs and other capital.

At March 31, 2021, the Company had not hedged any copper, gold or US/CDN Dollar exchange. Quarterly revenues will fluctuate depending on copper and gold prices, the US/CDN Dollar exchange rate, and the timing of concentrate sales, which is dependent on concentrate production and the availability and scheduling of transportation.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 5

OPERATIONS

The current impact of the COVID-19 pandemic on our business is described under Significant Events & Liquidity. The Company’s plans for 2021 and beyond could be adversely impacted by the effects of the COVID-19 pandemic. The continuing impact of COVID-19 to travel and other operating restrictions established to curb the spread of COVID-19, could materially and adversely impact the Company’s current plans by causing a temporary closure of the Red Chris mine, suspending planned exploration work, causing an economic slowdown resulting in a decrease in the demand for copper and gold, negatively impacting copper and gold prices, impacting the Company’s ability to transport or market the Company’s concentrate or causing disruptions in the Company’s supply chains.

Red Chris Mine

Metal production for the 2021 first quarter was 15.9 million pounds copper and 15,850 ounces gold, as compared to 22.5 million pounds copper and 17,427 ounces gold produced in the 2020 first quarter. Imperial’s 30% portion of the production was 4.8 million pounds copper and 4,755 ounces gold. In February, a major power outage during an extreme winter weather event caused some mill infrastructure to freeze. The freezing conditions resulted in damage to a regrind mill and adversely impacted recovery during the period.

	Three Months Ended March 31*
	2021	2020
Ore milled - tonnes	2,162,759	1,964,226
Ore milled per calendar day - tonnes	24,031	21,585
Grade % - copper	0.433	0.618
Grade g/t - gold	0.419	0.496
Recovery % - copper	77.0	83.9
Recovery % - gold	54.3	55.7
Copper – 000’s pounds	15,885	22,451
Gold – ounces	15,850	17,427
Silver – ounces	34,424	44,549

* 100% Red Chris mine production

The Red Chris Mineral Resource update released on March 30, 2021 is a key input into the Pre-Feasibility Study (“PFS”) which has been initiated on the development of a high margin underground block cave mine at Red Chris. The study is scheduled to be released by the end of September 2021. An ore reserve estimate which for the first time will include a block cave operation at Red Chris is expected to be released within the same timeframe as the PFS. Newcrest is also planning to complete a feasibility study following the completion of the PFS with completion anticipated for mid-2022.

The construction of the portal site and surface infrastructure for the exploration decline into the East Zone is progressing well and an underground contractor has been selected and is mobilizing to the site.

Imperial’s 30% share of exploration, development, and capital expenditures were $16.4 million in the March 2021 quarter compared to $11.3 million in the 2020 comparative quarter.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 6

Mount Polley Mine

Mount Polley operations ceased in May 2019 and the mine remains on care and maintenance status. The mine restart plan prepared in 2019 is being updated to include revised pit designs, results of recent drilling and current metal prices. In addition, the Company has engaged an engineering firm to complete a conceptual study investigating the potential for employing underground mining techniques to extend the operating life of the Mount Polley mine.

The COVID-19 pandemic has had an impact on mine restart timeline. However, the vaccine distribution is anticipated to mitigate this risk. When the revised restart plan has been updated and the Province wide vaccine distribution is complete, the Company will seek to secure financing to fund the restart of the mine.

Site personnel continue to maintain access, fire watch, manage collection, treatment and discharge of site contact water and actively monitor the tailings storage facility.

For the March 2021 quarter, Mount Polley incurred idle mine costs comprised of $3.2 million in operating costs and $0.8 million in depreciation expense.

Exploration, development, and capital expenditures in the March 2021 quarter were $0.3 million compared to $0.1 million in the 2020 comparative quarter.

Huckleberry Mine

Huckleberry operations ceased in August 2016 and the mine remains on care and maintenance status. A mine restart plan is under development for Huckleberry.

The COVID-19 pandemic has impacted the mine restart timeline. However, the vaccine distribution is anticipated to mitigate this risk. The Company will seek to secure financing to fund restart of the mine, following completion of the Province wide vaccine distribution. The Company anticipates the restart of Huckleberry will follow the start of operations at Mount Polley.

Site personnel continue to focus on maintaining access, water management (treatment and release of mine contact water into Tahtsa Reach), snow removal, maintenance of site infrastructure and equipment, mine permit compliance, updating the life of mine plan, environmental compliance monitoring and monitoring tailings management facilities.

For the March 2021 quarter, Huckleberry incurred idle mine costs comprised of $1.3 million in operating costs and $0.2 million in depreciation expense.

Operations Outlook

Newcrest provided metals production guidance (100%) for Red Chris mine, for the period July 1, 2020 to June 30, 2021 (period conforms to Newcrest June 30 annual year end), in the range of 55.1 to 66.1 million pounds copper and 45 to 55 thousand ounces gold.

The restart of Mount Polley and Huckleberry operations are being planned. The timeline of a restart will depend on securing financing and the completion of the Province wide vaccine distribution.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 7

EARNINGS AND CASH FLOW

Select Quarter Financial Information	Three Months Ended March 31
expressed in thousands of dollars, except share and per share amounts	2021	2020
Operations:
Total revenues	$33,050	$27,965
Net loss	$(2,542)	$(6,857)
Net loss per share	$(0.02)	$(0.05)
Diluted loss per share	$(0.02)	$(0.05)
Adjusted net loss (1)	$(2,565)	$(6,573)
Adjusted net loss per share (1)	$(0.02)	$(0.05)
Adjusted EBITDA(1)	$2,631	$2,535
Cash flow (1)(2)	$2,662	$2,477
Cash flow per share (1)(2)	$0.02	$0.02
Working capital	$5,653	$40,721
Total assets	$1,075,017	$1,106,172
Total debt (including current portion)	$20,387	$3,762

(1)	Refer to Non-IFRS Financial Measures for further details.

(2)	Cash flow is defined as the cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid. Cash flow per share is defined as cash flow divided by the weighted average number of common shares outstanding during the year.

Select Items Affecting Net Loss (presented on an after-tax basis)

	Three Months Ended March 31
expressed in thousands of dollars	2021	2020
Net loss before undernoted items	$(2,305)	$(6,176)
Interest expense	(260)	(397)
Foreign exchange (gain) loss on debt	23	(284)
Net Loss	$(2,542)	$(6,857)

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 8

NON-IFRS FINANCIAL MEASURES

The Company reports four non-IFRS financial measures: adjusted net income, adjusted EBITDA, cash flow and cash cost per pound of copper produced which are described in detail below. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Adjusted net income, adjusted EBITDA, and cash flow are not generally accepted earnings measures and should not be considered as an alternative to net income (loss) and cash flows as determined in accordance with IFRS. As there is no standardized method of calculating these measures, these measures may not be directly comparable to similarly titled measures used by other companies. Reconciliations are provided below.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted net loss in the March 2021 quarter was $2.6 million ($0.02 per share) compared to an adjusted net loss of $6.6 million ($0.05 per share) in the 2020 comparative quarter. Adjusted net loss shows the financial results excluding the effect of items not settling in the current period and non-recurring items. Adjusted net loss is calculated by removing the gains or loss, resulting from acquisition and disposal of property, mark to market revaluation of derivative instruments not related to the current period, net of tax, unrealized foreign exchange gains or losses on non-current debt, net of tax, as further detailed in the following table.

Calculation of Adjusted Net Loss	Three Months Ended March 31
expressed in thousands of dollars, except share and per share amounts	2021	2020
Net loss	$(2,542)	$(6,857)
Foreign exchange (gain) loss on debt, net of tax (1)	(23)	284
Total Adjusted Net Loss	$(2,565)	$(6,573)

Basic weighted average number of common shares outstanding	128,526,424	128,490,174
Total Adjusted Net Loss Per Share	$(0.02)	$(0.05)

(1)	Non-current debt is recorded on the Company’s Statement of Financial Position at the foreign exchange rate in effect on that date, with changes in foreign exchange rates, net of taxes, flowing through net income. The amounts of non-current debt ultimately payable may be materially different than reflected in the financial statements due to foreign currency movements.

Adjusted EBITDA

Adjusted EBITDA in the March 2021 quarter was $2.6 million compared to $2.5 million in the 2020 comparative quarter. We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depletion, and depreciation, and as adjusted for certain other items described in the following reconciliation table.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain non-cash or unusual items that we do not expect to continue at the same level in the future, or other items that we do not believe to be reflective of our ongoing operating performance. We further believe that our presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of our operations and the performance of our core business.

Adjusted EBITDA is not a measurement of operating performance or liquidity under IFRS and should not be considered as a substitute for earnings from operations, net income or cash generated by operating activities computed in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool and therefore Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 9

A reconciliation of net loss to Adjusted EBITDA is as follows:

	Three Months Ended March 31
expressed in thousands of dollars	2021	2020
Net loss	$(2,542)	$(6,857)
Adjustments:
Income and mining tax (recovery) expense	(6,826)	608
Interest expense	260	397
Depletion and depreciation	10,869	9,543
Accretion of future site reclamation provisions	716	768
Share based compensation	102	49
Foreign exchange (gain) loss	50	(1,982)
Revaluation of marketable securities	2	9
Total Adjusted EBITDA	$2,631	$2,535
Total Cash Flow Per Share	$0.02	$0.02

Cash Flow and Cash Flow Per Share

Cash flow in the March 2021 quarter was $2.7 million compared to $2.5 million in the 2020 comparative quarter. Cash flow per share was $0.02 in the March 2021 quarter compared to $0.02 in the 2020 comparative quarter.

Cash flow and cash flow per share are measures used by the Company to evaluate its performance however they are not terms recognized under IFRS. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the year.

	Three Months Ended March 31
expressed in thousands of dollars, except per share and per share amounts	2021	2020
Loss before taxes	$(9,368)	$(6,249)
Items not affecting cash flows:
Depletion and depreciation	10,869	9,543
Share based compensation	102	49
Accretion of future site reclamation provisions	716	767
Unrealized foreign exchange (gain) loss	81	(2,039)
Interest expense	260	397
Other	2	9
Total Cash Flow	$2,662	$2,477

Basic weighted average number of common shares outstanding	128,526,424	128,490,174
Total Cash Flow Per Share	$0.02	$0.02

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 10

Cash Cost Per Pound of Copper Produced

The cash cost per pound of copper produced is a non-IFRS financial measure that does not have a standardized meaning under IFRS, and as a result may not be comparable to similar measures presented by other companies. Management uses this non-IFRS financial measure to monitor operating costs and profitability. The Company is primarily a copper producer and therefore calculates this non-IFRS financial measure individually for its three copper mines, Red Chris (30% share), Mount Polley and Huckleberry, and on a composite basis for these mines.

The cash cost per pound of copper produced is derived from the sum of cash production costs, transportation and offsite costs, treatment and refining costs, royalties, net of by-product and other revenues, divided by the number of pounds of copper produced during the period.

Cash costs of production include direct labour, operating materials and supplies, equipment and mill costs, and applicable overhead. Off-site costs include transportation, warehousing, marketing, related insurance and treatment and refining costs for smelting and refining concentrate.

Treatment and refining costs applicable to the concentrate produced during the period are calculated in accordance with the contracts the Company has with its customers.

By-product and other revenues represent (i) revenue calculated based on average metal prices for by-products produced during the period based on contained metal in the concentrate; and (ii) other revenues as recorded during the period.

Cost of sales, as reported on the consolidated statement of comprehensive income, includes depletion and depreciation, and share based compensation, non-cash items. The resulting cash costs are different than the cost of production because of changes in inventory levels and therefore inventory and related transportation and offsite costs are adjusted from a cost of sales basis to a production basis. The cash costs for copper produced are converted to US$ using the average US$ to CDN$ exchange rate for the period divided by the pounds of copper produced to obtain the cash cost per pound of copper produced in US$.

Variations from period to period in the cash cost per pound of copper produced are the result of many factors including: grade, metal recoveries, amount of stripping charged to operations, mine and mill operating conditions, labour and other cost inputs, transportation and warehousing costs, treatment and refining costs, the amount of by-product and other revenues, the US$ to CDN$ exchange rate and the amount of copper produced.

Idle mine costs during the periods when the Huckleberry and Mount Polley mines were not in operation have been excluded from the cash cost per pound of copper produced.

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income to the cash cost per pound of copper produced in US$ for the three months ended March 31, 2021 and 2020.

Calculation of Cash Cost Per Pound of Copper Produced	Three Months Ended March 31
expressed in thousands of dollars, except cash cost per pound of copper produced	2021	2020
Cost of sales	$34,996	$29,058
Less:
Depletion and depreciation	(9,930)	(8,151)
Cash costs before adjustment to production basis	25,066	20,907
Adjust for inventory change	140	657
Adjust transportation and offsite costs	24	(28)
Adjust for other costs	(141)	244
Treatment, refining and royalty costs	2,382	2,694
By-product and other revenues	(10,594)	(10,847)
Cash cost of copper produced in CDN$	$16,877	$13,627
US$ to CDN$ exchange rate	1.2665	1.3445
Cash cost of copper produced in US$	$13,326	$10,135
Copper produced – pounds	4,765	6,735
Cash cost per lb copper produced in US$	$2.80	$1.50

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 11

RESULTS FROM OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021
COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2020

Overview

Revenues increased to $33.1 million in the March 2021 quarter compared to $28.0 million in the 2020 comparative quarter, an increase of $5.1 million or 18.2%. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

Net loss for the March 2021 quarter was $2.5 million ($0.02 per share) compared to net loss of $6.9 million ($0.05 per share) in the 2020 comparative quarter. The decrease in net loss of $4.4 million was primarily due to the following factors:

•	Loss from mine operations went from $1.1 million in March 2020 to $1.9 million in March 2021, an increase in net loss of $0.8 million.
•	Interest expense went from $0.4 million in March 2020 to $0.3 million in March 2021, a decrease in net loss of $0.1 million.
•	Foreign exchange gains/losses went from a gain of $2.0 million in March 2020 to a loss of $0.1 million in March 2021, an increase in net loss of $2.1 million.
•	Taxes went from an expense of $0.6 million in March 2020 to a recovery of $6.8 million in March 2021, a decrease in net loss of $7.4 million.

The average US/CDN Dollar exchange rate in the March 2021 quarter was 1.267 compared to an average of 1.345 in the 2020 comparative quarter.

Revenue

	Three Months Ended March 31
expressed in thousands of dollars, except quantity amounts	2021	2020
Sales
Copper – 000’s pounds	4,721	6,854
Gold – ounces	4,626	5,229
Silver – ounces	9,920	13,749
Revenue
Copper	$22,989	$16,503
Gold	9,384	10,733
Silver	388	155
	$32,761	$27,391
Corporate and Other	289	574
Total Revenue	$33,050	$27,965

During the March 2021 quarter, the Company sold 4.7 million pounds copper and 4,626 ounces gold compared to 6.9 million pounds copper and 5,229 ounces gold in the 2020 comparative quarter.

In the March 2021 quarter, the Red Chris mine had 3.7 concentrate shipments (2020-4.3 concentrate shipments). The Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris mine. Copper accounted for 70% and gold accounted for 28% of the Company’s revenue.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 12

Cost of Sales

	Three Months Ended March 31
expressed in thousands of dollars	2021	2020
Operating expenses	$25,066	$20,907
Depletion and depreciation	9,930	8,151
	$34,996	$29,058

Cost of sales for the March 2021 quarter was $35.0 million compared to $29.1 million in the 2020 comparative quarter, due to the following major factors:

•	operating expenses for the March 2021 quarter were $25.1 million compared to $20.9 million in the March 2020 quarter;

•	depletion and depreciation for the March 2021 quarter was $9.9 million compared to $8.2 million in the March 2020 quarter

Interest Expense

	Three Months Ended March 31
expressed in thousands of dollars	2021	2020
Interest on non-current debt	$23	$42
Other interest	237	355
	$260	$397

Interest expense decreased to $0.3 million in the March 2021 quarter from $0.4 million in the 2020 comparative quarter.

Other Finance Income (Loss)

	Three Months Ended March 31
expressed in thousands of dollars	2021	2020
Accretion of future site reclamation provisions	$(716)	$(767)
Foreign exchange gain	23	1,982
Fair value adjustment to marketable securities	(2)	(9)
	(695)	1,206
Interest income	125	389
Other finance income (loss)	$(570)	$1,595

Other finance loss totaled $0.6 million in the March 2021 quarter compared to an income of $1.6 million in the 2020 comparative quarter. The change was largely attributable to a foreign exchange gain of $2.0 million in the comparative 2020 quarter compared to $nil in the current year quarter.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 13

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2020. The capital structure of the Company consists of current and non-current debt and equity comprised of share capital, contributed surplus, currency translation adjustment and retained earnings.

LIQUIDITY & CAPITAL RESOURCES AND FINANCING

Credit Risk

The Company’s credit risk is limited to cash, trade and other receivables, and future site reclamation deposits in the ordinary course of business. The credit risk of cash and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of traders and smelters. These customers are large and well-capitalized, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company utilizes short term debt facilities with customers to reduce the net credit exposure.

From time to time the Company enters into derivative instruments with a number of counterparties to limit the amount of credit risk associated with any one counterparty. The Company did not enter into any derivative instruments during the quarter ended March 31, 2021.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash balances there are sufficient committed credit facilities, including the advance payment facilities with its customers, to provide cash necessary to meet projected cash requirements.

At March 31, 2021, the Company had a working capital balance of $5.7 million, including a cash balance of $30.1 million which compares to a working capital of $9.3 million and cash balance of $34.0 million at December 31, 2020.

The Company has a $50.0 million revolving credit facility of which $38.5 million was utilized primarily for letters of credit to secure reclamation bonds and $6.0 million drawdown on Banker’s Acceptances.

Cash balances on hand, the projected cash flow from the Company’s 30% share of Red Chris mine, the available credit facility, as well as the promissory note are expected to be sufficient to fund the Company’s obligations as they come due.

The Company holds mineral properties and marketable securities. While these may be convertible to cash, they are not considered when assessing the Company’s liquidity as they are part of the risk management program of the Company, long-term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management’s assessment of fair value, respectively. Therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity.

Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company, although the Company considers this risk low as described in the Credit Risk section above.

The following is an aging of the Company’s obligations as of March 31, 2021:

expressed in thousands of dollars	Within 1 Year	2 Years	3 Years	4 Years	5 years	Total
Trade and other payables	$38,579	$-	$-	$-	$-	$38,579
Short term debt	6,000	-	-	-	-	$6,000
Current portion of finance lease	1,514	-	-	-	-	1,514
Non-current debt	-	10,000	-	-	-	10,000
Non-current finance lease	-	1,442	889	542	-	2,873
Total	$46,093	$11,442	$889	$542	$-	$58,966

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 14

Currency Risk

Financial instruments that impact the Company’s net income and comprehensive income due to currency fluctuations include US$ denominated cash, accounts receivable, derivative instrument assets, reclamation deposits, trade and other payables and debt. If the US$ had been 10% higher/lower and all other variables were held constant, net loss and comprehensive loss for the quarter ended March 31, 2021 would have been higher/lower by $0.9 million.

Cash Flow

Cash flow was $2.7 million in the March 2021 quarter compared to $2.5 million in the 2020 comparative quarter.

Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under IFRS and may not be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before the net change in working capital balances, income and mining taxes, and interest paid. Refer to Cash Flow and Cash Flow Per Share under Non-IFRS Financial Measures for further details.

Working Capital

At March 31, 2021, the Company had cash of $30.1 million and a working capital of $5.7 million, which includes $7.5 million of current debt, compared to cash of $34.0 million and a working capital of $9.3 million at December 31, 2020, which included $0.8 million of current debt.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totalled $16.8 million in the March 2021 quarter compared to $11.6 million in the March 2020 quarter.

expressed in thousands of dollars	Three Months Ended March 31
	2021	2020
Capital and Development Expenditures
Red Chris	$10,668	$9,077
Mount Polley	-	9
	10,668	9,086
Exploration Expenditures
Red Chris	5,759	2,231
Mount Polley	268	117
Huckleberry	19	-
Other	94	170
	6,140	2,518
	$16,808	$11,604

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 15

CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business.

During the third quarter of 2014, a securities class action under section 138 of the Ontario Securities Act was filed against the Company and certain of its directors, officers and others. On September 23, 2020, the Ontario Superior Court denied the Plaintiff leave to proceed with this claim. The Plaintiff has appealed this decision. The Company is of the view that the allegations contained in the claim are without merit and are unlikely to succeed.

During the June 2020 period, a claim from a contractor was filed against the Company and has been submitted to arbitration. The claim is based on a contractor’s self-assessment of additional compensation owed for work previously carried out. The Company has denied that any further amounts are owed and is of the view that the allegations contained in the claim are without merit and are unlikely to succeed. The Company has made a counter claim against the contractor for breach of contract and negligent misrepresentations.

The Company has commenced action against its insurance underwriters to recover business interruption losses incurred at the Mount Polley mine. The insurers have filed a statement of defense and a counterclaim. The Company is of the view that the counterclaim is without merit and unlikely to succeed.

DERIVATIVE INSTRUMENTS

In the past, the Company has utilized a variety of derivative instruments including the purchase of puts, forward sales, currency swaps and the use of min/max zero cost collars. The Company’s income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper and gold prices and US/CDN exchange rates compared to the copper and gold prices and US/CDN exchange rate at the time when these contracts were entered into; or the latest balance sheet date and the type and length of time to maturity of the contracts.

The Company had no derivative instruments for copper, gold, or foreign exchange at March 31, 2021 or at the date of this document, other than those embedded in revenue contracts for provisional pricing.

DEBT AND OTHER OBLIGATIONS

At March 31, 2021, the Company’s debt was comprised of $10.0 million promissory note, $6.0 million drawdown of Banker’s Acceptances, and equipment loans and leases denominated in both US$/CDN$ with a balance of $4.4 million. Detailed disclosure on the Company’s debt including amounts owed, interest rates and security can be found in Note 8 and 9 of the Consolidated Financial Statements.

Interest Rate Risk

From time to time the Company is exposed to interest rate risk on its outstanding borrowings. At March 31, 2021, the Company had $6.0 million Banker’s Acceptances that were at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

Off-Balance Sheet Arrangements

At March 31, 2021, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 16

SELECT QUARTERLY FINANCIAL INFORMATION

Unaudited - expressed in thousands of dollars,
except per share amounts, prices, and exchange rates	Three Months Ended
	March 31 2021	December 31 2020	September 30 2020	June 30 2020(2)
Total revenues	$33,050	$36,915	$38,161	$45,056
Net income (loss)	$(2,542)	$(4,916)	$7,063	$(182)
Basic income (loss) per share	$(0.02)	$(0.04)	$0.05	$0.00
Diluted income (loss) per share	$(0.02)	$(0.04)	$0.05	$0.00
Adjusted net income (loss) (1)	$(2,565)	$(5,553)	$7,015	$(310)
Adjusted net income (loss) per share (1)	$(0.02)	$(0.04)	$0.05	$0.00
Adjusted EBITDA (1)	$2,631	$33	$17,242	$16,224
Cash flow (1)	$2,662	$712	$17,655	$16,417
Cash flow per share (1)	$0.02	$0.01	$0.14	$0.13
Average LME copper price/lb in US$	$3.85	$3.25	$2.96	$2.42
Average LBMA gold price/troy oz in US$	$1,798	$1,873	$1,911	$1,711
Average US$/CDN$ exchange rate	$1.267	$1.303	$1.332	$1.386
Period end US$/CDN$ exchange rate	$1.258	$1.273	$1.334	$1.363

	March 31 2020(2)	December 31 2019(2), (3)	September 30 2019(2),(3)	June 30 2019(3)
Total revenues	$27,965	$30,728	$46,863	$83,618
Net income (loss)	$(6,857)	$(13,840)	$343,006	$(7,450)
Basic income (loss) per share	$(0.05)	$(0.11)	$2.67	$(0.06)
Diluted income (loss) per share	$(0.05)	$(0.11)	$2.67	$(0.06)
Adjusted net income (loss) (1)	$(6,573)	$(16,475)	$34,083	$(16,683)
Adjusted net income (loss) per share (1)	$(0.05)	$(0.13)	$0.27	$(0.13)
Adjusted EBITDA (1)	$2,535	$(3,610)	$126,334	$6,846
Cash flow (1)	$2,477	$(4,476)	$8,356	$3,467
Cash flow per share (1)	$0.02	$(0.04)	$0.07	$0.03
Average LME copper price/lb in US$	$2.56	$2.67	$2.64	$2.77
Average LBMA gold price/troy oz in US$	$1,583	$1,480	$1,474	$1,310
Average US$/CDN$ exchange rate	$1.345	$1.320	$1.321	$1.338
Period end US$/CDN$ exchange rate	$1.419	$1.298	$1.324	$1.329

(1)	Refer to tables under heading Non-IFRS Financial Measures for details of the calculation of these amounts.
(2)	Quarterly periods from September 2019 to June 2020 have been restated to incorporate the finalization of fair values relating to the sale of Red Chris in August 2019.
(3)	2019 quarterly results include combined totals for continued and discontinued operations.

The financial information for each of the most recently completed eight quarters has been prepared in accordance with IFRS other than in respect of the non-IFRS financial measures described in more detail under Non-IFRS Financial Measures.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 17

Variations in the quarterly results are impacted by two primary factors:

(a)	Fluctuations in revenue are due to the timing of shipping schedules and quantities of copper and gold sold on each ship, production volumes at the mines, changes in the price of copper, gold and the US/CDN exchange rate.

(b)	Fluctuations in net income are due to the revenue changes described above and realized and unrealized gains/losses on derivative instruments based on movements in the reference item hedged, changes in foreign exchange rates on US$ denominated debt, changes in production cost inputs and changes in tax rates.

In addition to the variations in quarterly results caused by the primary factors discussed above the following periods had non-recurring transactions that further impacted net income:

(a)	The primary reasons for the increase in net loss in the June 2019 quarter compared to March 2019 quarter was due to higher operating expenses by approximately $7.5 million in the June quarter.

(b)	The primary reasons for the increase in net income in the September 2019 quarter compared to June 2019 quarter was due to a $436.5 million gain on sale and revaluation of interest in Red Chris and lower interest expense by approximately $9.2 million in the 2019 quarter as the Company repaid the majority of its debt during the period.

(c)	The primary reasons for the decrease in net income in the December 2019 quarter compared to income in the September 2019 quarter was largely due to a $438.6 million gain on sale and revaluation of interest in Red Chris which was recognized in the September 2019 quarter. However, compared to the December 2018 quarter, net income increased in the December 2019 quarter largely due to lower interest expense.

(d)	The primary reason for the increase in net loss in the March 2020 quarter compared to the March 2019 quarter was due to an increase in tax expense in the current year quarter compared to a tax recovery in the prior year quarter. However, compared to the December 2019 quarter, net loss decreased due to lower operating expenses.

(e)	The primary reasons for the increase in net income in the June 2020 quarter compared to March 2020 quarter was due to increased production at Red Chris and higher metal prices which led to increased revenues. The increase in net income compared to the June 2019 quarter was due to lower interest expense in the June 2020 comparative quarter.

(f)	The primary reason for the increase in net income in the September 2020 quarter compared to June 2020 quarter was due to an increase in tax recovery compared to the prior quarter. However, compared to September 2019 quarter, net income decreased due to the gain on sale of Red Chris in prior year quarter.

(g)	The primary reason for the decrease in net income in the December 2020 quarter compared to September 2020 quarter was due to higher operating expenses at Red Chris. However, compared to December 2019 quarter, net income increased in the December 2020 quarter largely due to higher tax recoveries.

(h)	The primary reason for the decrease in net loss in March 2021 quarter compared to December 2020 quarter was due to an increase in tax recovery compared to the prior quarter which was triggered by an increase in discount rate for future site reclamation provision. Compared to March 2020 quarter, net loss decreased due to an increase in tax recovery in the current year quarter compared to a tax expense in the prior year quarter.

RELATED PARTY TRANSACTIONS

Corporate

The Company incurred the transactions and balances noted below in the normal course of operations. Expenses have been measured at the fair value which is determined on a cost recovery basis. Related party transactions and balances with joint ventures, a significant shareholder, companies controlled by a significant shareholder, companies in which directors are owners, and with directors and officers are as follows:

expressed in thousands of dollars	Three Months Ended March 31
	2021	2020
Promissory Note	$10,000	$-
Interest expense	$48	$-

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 18

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. At the end of the period covered by this MD&A, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures. The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at March 31, 2021. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of March 31, 2021, the Company’s internal control over financial reporting were effective.

Following the sale of a 70% interest in the Red Chris mine to Newcrest on August 15, 2019, the Company’s management has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Red Chris mine, in which the Company now holds a 30% beneficial interest and is proportionately consolidated in the Company’s consolidated financial statements. As the minority partner in the Red Chris Joint Venture, the Company’s management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. The Red Chris Joint Venture constitutes 19.2% of the Company’s net assets, 60.6% of total assets, 99.1% of revenues of the consolidated financial statement amounts as of and for the period ended March 31, 2021. The Red Chris Joint Venture is not a taxable entity as each joint venture participant calculates its own income taxes on their share of income from the joint venture. The Company’s share of the Red Chris Joint Venture’s pre-tax loss totalled $2.4 million for the period ended March 31, 2021.

Limitations

The Company’s management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can only provide reasonable and not absolute assurance that the objectives of the control system are met. Therefore, even those systems determined effective cannot provide absolute assurance that all control issues and instances of fraud within the Company, if any, have been prevented or detected.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 19

RISK FACTORS

The Company’s business involves a high degree of risk. You should carefully consider the risks described in this MD&A and the audited Consolidated Financial Statements of the Company. The risks and uncertainties described therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, financial condition, results of operations and cash flow would suffer.

FORWARD-LOOKING STATEMENTS & RISKS NOTICE

This MD&A is a review of the Company’s operations and financial position, as at and for the year ended December 31, 2020, and plans for the future based on facts and circumstances as of May 7, 2021. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking information which is prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such information in this MD&A includes, without limitation, statements regarding: future impacts of the COVID-19 pandemic; the ability to continue operations in lieu of the COVID-19 pandemic; the effectiveness of preventative actions put in place by the Company to respond to the COVID-19 pandemic; expectations regarding the care, maintenance and rehabilitation activities at Mount Polley mine and at Huckleberry mine; studies with respect to extending the operating life of the Mount Polley mine; updates to the mine restart plans prepared for the Mount Polley mine and the Huckleberry mine; expectations regarding the Mount Polley mine and Huckleberry mine restart timelines and the impact of vaccine distribution; the Company’s ability to secure financing to fund the restart of the Mount Polley mine and Huckleberry mine; expectations and timing with respect to the release of an ore reserve estimate, Pre-Feasibility Study and Feasibility Study with respect to the Red Chris mine site; expectations and timing regarding current and future exploration and drilling programs; production and marketing; expectations regarding metal recoveries; capital expenditures; adequacy of funds for projects and liabilities; our belief in the merit of and expectations regarding ongoing legal claims; outcome and impact of litigation; cash flow; working capital requirements; the requirement for additional capital; results of operations, production, revenue, margins and earnings; authorizations and permits; potential acquisitions; future prices of copper and gold; future foreign currency exchange rates and impact; future accounting changes; and future prices for marketable securities.

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the scope and duration of the COVID-19 pandemic and its impact on our business will not be significant and the Company’s operations will be able to return to normal after the COVID-19 pandemic has subsided; the Company will have access to capital as required and will be able to fulfill its funding obligations as the Red Chris minority joint venture partner; risks related to holding non-majority investment interests in the Red Chris mine and the Ruddock Creek Joint Venture Project; the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and implementation of the Mount Polley long term water management plan; the Company’s initial rehabilitation activities at Mount Polley will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation and the Mount Polley long term water management plan will be obtained in a timely manner; there will be no material operational delays at the Red Chris mine; equipment will operate as expected; there will not be significant power outages; there will be no material adverse change in the market price of commodities and exchange rates; the Red Chris mine will achieve expected production outcomes (including with respect to mined grades and mill recoveries and access to water as needed). Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 20

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: the risk that the Company’s beneficial interest of the Red Chris mine may be diluted over time should it not have access to capital as required and will not be able to meet its funding obligations as the Red Chris minority joint venture partner; that additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan and the Mount Polley long term water management plan; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities and the implementation of the Mount Polley long term water management plan; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; risks relating to mining operations; uncertainty regarding general economic conditions; uncertainty regarding the short-term and long-term impact of the COVID-19 pandemic on the Company’s operations and investments and on the global economy and metals prices generally; risks associated with competition within the mining industry; the Company’s dependency on third party smelters; risks relating to trade barriers; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power outages, and natural phenomena such as weather conditions and water shortages negatively impacting the operation of the Red Chris mine; changes in commodity and power prices; changes in market demand for our concentrate; risks that the COVID-19 pandemic may adversely affect copper prices, impact our ability to transport or market our concentrate, cause disruptions in our supply chains and create volatility in commodity prices and demand; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); uncertainty relating to mineral resource and mineral reserve estimates; uncertainty relating to production estimates; risks associated with mineral exploration and project development; fluctuations in exchange rates and interest rates; risks associated with permitting and government regulations; environmental and health and safety matters; risks relating to joint venture projects; risks relating to foreign operations; dependence on key management personnel; taxation risk; conflicts of interest; cyber threats; risks relating to the use of derivative contracts and other hazards and risks disclosed within this MD&A for the three months ended March 31, 2021 and other public filings which are available on Imperial’s profile at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Imperial Metals Corporation | Management’s Discussion & Analysis | March 31, 2021 | # 21

Imperial Metals Corporation

200-580 Hornby Street
Vancouver, BC V6C 3B6

imperialmetals.com

604.669.8959 | inquiries@imperialmetals.com

604.669.8959 | investor@imperialmetals.com